Exhibit 99.1

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the `Class A ordinary shares`, par value US$ 0.0001 per share, of Sound Group Inc., a company incorporated in the Cayman Islands, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of June 17, 2026.

Trivista Capital SPC
for itself

By: /s/ Jichao WANG
Name: Jichao WANG
Title: Director

AND

Trivista Capital SPC
acting on behalf of and for the account of Trivista China SP I

By: /s/ Jichao WANG
Name: Jichao WANG
Title: Director